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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                         Commission File Number 0-19391

                           NOTIFICATION OF LATE FILING

[X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q  [ ]  Form N-SAR

For Period Ended:  DECEMBER 31, 2000

[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For Period Ended:
                  --------------------------------------------------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                        ------------------------

                         PART I. REGISTRANT INFORMATION

Full name of registrant: NAB Asset Corporation

Former name if applicable
                          ------------------------------------------------------

Address of principal executive office (street and number):
4144 North Central Expressway Suite 800
City, State and Zip Code: Dallas, Texas 75204

                        PART II. RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

               (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       [X]     (b)    The subject annual report, semi-annual report,
                      transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
                      10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                               PART III. NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Company's Annual Report on Form 10-K for the year ended December 31, 2000 (the "Annual Report") could not be filed within the prescribed time period since the Company, which has a limited accounting staff, has devoted substantial time and efforts to recent business matters affecting the Company including, but not limited to, a stock purchase transaction described on the Company's March 19, 2001 Form 8-K. The Company's Annual Report cannot be completed and filed in a timely and accurate manner because of the foregoing reasons and because the accountant's report to be included in the Annual Report is not as yet completed. The Company could not have eliminated the foregoing factors without unreasonable effort or expense.

                           PART IV. OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification:

          Alan Ferree               (888)                451-7830
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            (Name)               (Area Code)         (Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                              [X]  Yes   [ ]  No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                              [X]  Yes   [ ]  No

                            PART V. NARRATIVE SUMMARY

The Company expects to report 2000 revenues of approximately $21,000,000 a decrease of approximately $6,000,000 over 1999, and a net loss of approximately $4,900,000 as compared to approximately $6,553,000 in 1999.

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              NAB ASSET CORPORATION
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 29, 2001                              By: /s/ Alan Ferree
                                                      --------------------------
                                                  Name: Alan Ferree
                                                  Title: Chief Financial Officer

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).